Exhibit 99.1

The Next Generation of On - demand Staffing & IFM Business YY Group Corporate Deck August 2025 NASDAQ : YYGH

Forward - Looking Statements : This presentation contains forward - looking statements . Forward - looking statements are predictions based on our management’s beliefs and assumptions based on information available to management at the time the statements are made . Thus, you should not rely upon forward - looking statements as predictions of future events . All statements contained in this presentation other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . These forward - looking statements relate to events that involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by these statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements . In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations, and objectives, as well as our financial needs . These forward - looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the “Risk Factors” section of the Company’s Form 20 - F . Moreover, we operate in a very competitive and rapidly changing environment . New risks emerge from time to time . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties, and assumptions, the future events and trends discussed in the preliminary prospectus filed on Form 20 - F may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements . In evaluating these forward - looking statements, you should consider various factors, including : our ability to change the direction of the Company ; regulatory changes in the marketplace ; our ability to keep pace with new technology and changing market needs ; and the competitive environment of our business . These and other factors may cause our actual results to differ materially from any forward - looking statement . The events and circumstances reflected in the forward - looking statements may not be achieved or occur . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements . Except as required by applicable law, we undertake no duty to update any of these forward - looking statements after the date of the Presentation or to conform these statements to actual results or revised expectations . NASDAQ: YYGH

ON - DEMAND STAFFING The global on - demand staffing market was valued at USD 656.04 billion in 2024. This market is projected to reach USD 1101.3 billion by 2033, expanding at a CAGR of 6.4%.* ‘Temporary labor market size, growth, share, statistics report’, DataHorizzon Research We Target Two Big Opportunities FACILITY MANAGEMENT (FM) The global facility management (FM) market was valued at USD 1.27 trillion in 2023 and is projected to reach USD 2.28 trillion by 2032, demonstrating an 8.2% CAGR.* ‘Facility Management Market Size, Share & Industry Analysis’, Fortune Business Insights NASDAQ: YYGH

Pain Points in Current On - demand Staffing Business 01. NO data reporting Lack of tool to manage multiple agents 02. Limited background checks No prior track record 03. Inaccurate attendance records lead to conflicts 04. Manual payroll process prone to errors NASDAQ: YYGH

Apply for Jobs Role - based Training Collect Payment via E - wallet Central Job Requisition Data Reporting Digital & IOT Attendance Agent Management Member Registration Background Verification Payroll Management Support NASDAQ: YYGH Our Solution - One Platform for On - demand Staffing Y ] Y Platform Job Seeker Portal Customer Portal YY Team Portal

Differentiating Factors NASDAQ: YYGH YY Platform Background Verification Comprehensive background checks ensure trusted reliable workers. Online Training Mandatory online training equips workers with essential service skills. Loyalty Program Rewards for top performers boost engagement and retention. Scoring System Real - time scoring drives continuous performance improvement

Technology Meets Human Touch: Ensuring 360 ˅ Client Success Offline Support Online Platform On - Site Customer Success Manager Smart Matching Algorithm Real - Time Issue Resolution Attendance & Timesheet Tracking Relationship Building & Upsell Identification Data Dashboards & Reports NASDAQ: YYGH

The Key Metrics NASDAQ: YYGH >95% Fulfillment Rate High success in filling client request 380K Workers Activated Rapid growth in flexible workforce No. of Customers >300 7,000,000+ service hours deployed

NASDAQ: YYGH Large Facilities Face Hidden Inefficiencies From condos to commercial sites, Facility Management (FM) suffers from: Disconnected System Poor Stakeholder Alignment Inconsistent Service Quality

Fragmented Tech Landscape in Condominium Management Service Vendor Management Agent Residents Stakeholder Solution Receive and fulfill resident service requests (e.g., cleaning) Manage vendors, track maintenance & documents etc. Facility Booking, Announcements, Fee Payment etc. Functions Disjointed systems create visibility gaps, slow turnaround, and poor coordination across stakeholders Challenges NASDAQ: YYGH

One Unified Platform for Condo Operations Browse & book service View pricing & availability Track status & job completion Provide rating Service Marketplace Assign tasks & Vendors Approve requests Monitor operations in real time Management Agent Portal One Platform Fully Connected Integrated Workflow Book facilities Submit service requests Receive updates & notice Resident Portal Security Guard Portal Visitor registration Vehicle registration Issue reporting Escalation NASDAQ: YYGH

Our Clients: On - demand Staffing Hotels F&B Outlets Retail Logistics NASDAQ: YYGH

Our Clients - IFM NASDAQ: YYGH Condominiums Commercial Buildings

United Kingdom Germany Netherlands Egypt UAE Thailand Malaysia Singapore Vietnam Hong Kong South Korea Australia United Kingdom Netherlands Egypt UAE South Korea Hong Kong Vietnam Thailand Australia Singapore Malaysia Germany NASDAQ: YYGH

Our Financial Projections 0 100,000,000 150,000,000 2025 2026 50,000,000 2027 2028 200,000,000 250,000,000 2024 YY Group Revenue 2024 - 2028 (USD) IFM On - demand Staffing 0 20,000,000 30,000,000 2025 2026 10,000,000 2027 2028 40,000,000 50,000,000 2024 YY Group Gross Profit 2024 - 2028 (USD) NASDAQ: YYGH • Our business and operations may be materially and adversely affected in the event of a recurrence or a prolonged global pandemic outbreak of CO VID - 19 or other infectious diseases • Any adverse changes in the political, economic, legal, regulatory, taxation, or social conditions in the jurisdictions which we operate or intend to expand our business may have a material adverse effect on our operations, financial performance, and future growth

Our Management Team Mike Fu Founder and Group CEO Co - founded YY Group in 2010. As a key part of the executive team, she leads business development, strategic partnerships and regional expansion. Zhang Fan Co - Founder And Executive Director Founder since 2010, Mike drives YY Group’s direction, operational scale - up, and regional expansion. He brings over 15 years of industry experience in manpower and staffing solutions. NASDAQ: YYGH

Rachel Xu Chief Human Resource Officer Ken Teng Chief Information Officer Jason Phua Chief Financial Officer Jason drives financial planning, investor relations, and capital strategy across markets. Jason is a Chartered Accountant of Singapore, and he holds an honors degree in banking and finance from the University of London. Rachel leads Group - wide HR strategy and talent development. She has over 15 years of combined experience in hospitality, manpower, and cleaning services, and is a member of the Singapore Human Resource Institute (SHRI). Ken oversees IT and manages Malaysia P&L. He previously held senior IT leadership roles at FC Club and Hiap Teck Venture Berhad. Ken holds a bachelor’s degree in IT from Olympia College, Malaysia. Mark leads group strategy, investor engagement, and digital transformation. He holds a Ph.D. from the National University of Singapore and previously co - founded a health - tech company that reached unicorn status. Mark NIU Chief Strategy Officer NASDAQ: YYGH Our Management Team Cont.

Our Country Manager Will Yeo SINGAPORE Ken Teng MALAYSIA Ip Hau Piu Anthony HONG KONG Kim Nguyen VIETNAM Wai Yip Yuen AUSTRALIA Jirapat Oat THAILAND Sam Wanigaratna GERMANY Kaylene Tok SOUTH KOREA Abdellatif Abdallah EGYPT Ramy Mahmoud Attia UAE Alper Zan UNITED KINGDOM Kostian Skourtis NETHERLANDS NASDAQ: YYGH

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